UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2015

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: August 3, 2015	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman

NEWS RELEASE
Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.
Mr. Kevin McGrath
Managing Partner of Cameron Associates
Tel: 212-245-4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Share Repurchase By Way of a Cash Tender Offer

SHENZHEN, PRC – August 3, 2015 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) announced that its board of directors has approved and it is commencing a cash tender offer today to purchase up to fifteen million (15,000,000) of its issued and outstanding Common Stock, par value $0.01 per share (the “Shares”) at a purchase price of $5.50, net per share. The tender offer will be subject to the terms and conditions described in the offer to purchase and the related materials that will be distributed to holders of the shares and filed with the Securities and Exchange Commission (the “SEC”) today. The tender offer is expected to commence on August 3, 2015 and to expire on September 4, 2015, and will be conducted in accordance with SEC Rule 13e-4.

“Further to our previous tender offer launched in late April 2015, we believe that our current stock price has continued to be negatively impacted by unfavorable global stock market conditions and the unfamiliarity of investors with the real estate market in China. With our new tender offer announcement today, we reaffirm our confidence and optimism in the long term future of the Company and continue to execute on our strategy of returning capital to shareholders,” said Mr. M. K. Koo, chairman of Nam Tai.

Neither Nam Tai, its board of directors nor the information agent nor any of their affiliates is making any recommendation to holders of the Shares as to whether to tender or refrain from tendering their Shares. This tender offer is offered to all of our shareholders, including our directors and executive officers, who may tender their shares if so desired. The information agent for the tender offer will be Georgeson Inc. and the depositary for the tender offer will be Computershare.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Nam Tai’s shares. The solicitation of offers to buy Nam Tai’s shares will only be made pursuant to the offer to purchase, to be issued in connection with the commencement of the tender offer (as may be amended or supplemented), the related letter of transmittal, and other related documents that Nam Tai intends to send to holders of its shares. The tender offer materials will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be distributed by Nam Tai to the holders of its shares at no expense to them. In addition, all of the materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and by contacting the information agent for the tender offer, Georgeson Inc. by telephone at: Toll-Free +1 (888) 666-2580.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successfully redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2015 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2015, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all, Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a property development and management company located in Shenzhen, China. Prior to becoming a property development and management company, we were an electronic manufacturing service company. In April 2014, we ceased our LCM manufacturing business and turned our focus to re-developing two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land that formally housed our manufacturing facilities into high-end commercial complexes. We believe our principal income in the future will be derived from rental income from our commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).